Riot and the Dance

August 6 at 7:42 PM ·

Make this project happen at angel.com/riot. Expressing your interest in investing in The Riot and the Dance allows you to be the first to know when and if this project begins fundraising so that you can put money toward The Riot and the Dance for the chance to earn a return.

We need your help as well to make this a reality. The Riot and the Dance is a Christian nature documentary that teaches that we have the responsibility to take care of God's creations but we are not a poison to the earth and we shouldn't be ashamed of our place here on earth.

Creating a nature series like this is against the rules. The big names get to fly anywhere in the world, call up the local scientists, and get the tracking data for the animal herds they want to film- an express lane.

We, on the other hand, get to operate like outlaws. We get to find and film animals the old-fashioned way, and we love it. Except when some of the local government and science officials try to obstruct our filming.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



TO LOVE
GOD AND NATURE
THE RIOT AND THE DANCE

INVEST.ANGEL.COM